

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 7, 2016

Joseph N. Jaggers
Chief Executive Officer
Jagged Peak Energy Inc.
1125 17th Street, Suite 2400
Denver, Colorado 80202

> **Re: Jagged Peak Energy Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 11, 2016**
> **CIK No. 0001685715**

Dear Mr. Jaggers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

Business Overview, page 1

2.   We note your disclosure in the first paragraph of the "Business Overview" section in which you disclose that your acreage has "significant oil-in-place within multiple stacked

hydrocarbon bearing formations." Please revise to clarify this information for investors not familiar with technical engineering terminology.

3. You state at page 1 that "Mr. Jaggers and his teams have a proven track record of achieving significant production and reserve growth in unconventional plays in the United States…." If you retain the assertion, please provide us with detailed supplemental support for it, including quantification. We note the related disclosure at page 8.

4. You make various statements that your acreage is located in the "core oil window" of the Southern Delaware Basin and that it is "one of the most prolific unconventional resource plays." Please revise to clarify how you define the "core oil window" in this context. Also, if the Wood Mackenzie report you cite at pages 6 and 85 is publicly available without a subscription, please provide us with the internet address where it may be found. In the alternative, please provide us with a supplemental copy of the report.

5. You state "As of September 30, 2016, we have drilled and completed 16 horizontal wells." On page eight, you state that that you drilled seven horizontal wells in 2016 and 13 horizontal wells in 2015 and 2014. Please explain this apparent inconsistency and, if appropriate, amend your document to disclose the proper well count.

6. You state that the Wolfcamp and Bone Spring formations are "significantly delineated" under your acreage. Please amend your document to disclose the nominal depths for the tops of these formations.

7. Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2015 proved reserves disclosures. You may furnish these materials on digital media such as flash drive or compact disk.

   The report should include:

   a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for the largest well and for the largest proved undeveloped location in each of the Cochise and Whiskey River project areas (four total properties). Include the AFE/capital cost inventory for both of the PUD locations. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Corporate Reorganization, page 9

8.   Please expand your disclosure to describe the reorganization transactions that you plan to complete prior to closing this offering.

9.   Please also revise to provide an organizational chart or other visual representation of your structure after giving effect to this offering and the reorganization transactions that you plan to complete prior to closing this offering.

Use of Proceeds, page 51

10.   Under "Capital Requirements and Sources of Liquidity" at page 71, please quantify, or appropriately cross-reference, the 2017 capital budget, once known. Insofar as you state at page 71 that your "cash flow from operations, additional borrowings under our credit facility and a portion of the proceeds from this offering will provide us with sufficient liquidity to execute our current capital program through 2017," also quantify in the Use of Proceeds section how much of your capital program in 2017 you anticipate funding through additional credit facility borrowings. We note your statement in this section that "We may at any time reborrow amounts repaid under our credit facility, and we expect to do so in the future to fund our capital program." In revising the disclosure as appropriate, please see generally the Instructions to Item 504 of Regulation S-K, including Instruction 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Six Months Ended June 30, 2016, Compared to Six Months Ended June 30, 2015, page 64
General and Administrative Expenses, page 66

11.   You explain that the increase in G&A during the period was primarily due to a $1.0 million non-recurring charge in the first quarter of 2016. Please expand this disclosure to clarify the nature of this item and the causes for the change. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.04 and 501.12.b of the Financial Reporting Codification for guidance.

Oil and Natural Gas Data, page 91

12.   We note your statement, "Our proved reserve estimates as of December 31, 2015 and 2014, were prepared by us and audited by Ryder Scott, our independent petroleum engineers." Exhibit 99.2, Ryder Scott's third party reserve report for December 31, 2015 states, "At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Jagged Peak Energy LLC (JPE) as of December 31, 2015." Please amend your document to disclose your third party engineer's assignment consistently throughout your filing.

Management, page 110

13.   Please revise the sketches for your CEO and COO to discuss their principal business experiences for the five-month period from November 2012 until each joined Jagged Peak in April 2013. Item 401(e) of Regulation S-K requires a discussion of the most recent five years for each such individual.

Audit Committee, page 113

14.   We note your disclosure that you intend to establish an audit committee prior to completion of the offering. Once the information is available, please identify each member of the audit committee by name.

Executive Compensation, page 116

15.   Please provide the executive compensation disclosure for the fiscal year ended December 31, 2015, and include the historical compensation disclosure for all of your named executive officers that served in such capacities with your predecessor, Jagged Peak Energy LLC.

16. The disclosure you provide under "Public Company Expenses" at page 63 suggests that you did not compensate independent directors in prior periods. If this is not the case, please provide the director compensation information that Item 402(k) of Regulation S-K requires for the fiscal year ended December 31, 2015. In this regard, we note that Messrs. VanLoh and Webster have served as members of your predecessor since April 2013.

Closing Comments

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas E. McWilliams
         Julian J. Seiguer
         Vinson & Elkins L.L.P.